TriCo Bancshares
63 Constitution Drive
Chico, California 95973
June 3, 2020

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1001

Re:	TriCo Bancshares
Request to Withdraw Registration Statement on Form S-3
File No. 333-238887
Filed on June 2, 2020

Ladies and Gentlemen:

On June 2, 2020, TriCo Bancshares (the “Company”) filed a Registration Statement on Form S-3 (File No. 333-238887) (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement is being withdrawn due to an error in the filing process which prevented the Registration Statement from being filed as an “automatic shelf registration statement” and tagged accordingly as an “S-3ASR.” The Commission has not declared the Registration Statement effective and no securities of the Company were offered or sold pursuant to the Registration Statement.

The Company intends to file a properly-coded automatic shelf registration statement promptly following the filing of this withdrawal request.

Please direct any questions or comments regarding this correspondence to our counsel, David J. Gershon of Sheppard, Mullin, Richter & Hampton LLP, at (415) 774-3120. Thank you for your assistance in this matter.

Sincerely,
TRICO BANCSHARES

By:	/s/ Peter G. Wiese
Name:	Peter G. Wiese
Title:	Executive Vice President and Chief Financial Officer